BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. PRE-PAYS THE ENTIRE EXPLORATION COST ON GAS EXPLORATION PROJECT IN LOUISIANA

TORONTO, ON – July 11, 2005, Bontan Oil & Gas Corporation, a wholly owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), is pleased to announce that it has paid US$3,052,700, being its share of the estimated total drilling and casing costs of US$6,230,000 for the initial well gas exploration project in Eastern Calcasieu Parish, Louisiana (The Project).  The Project is comprised of Wadi Petroleum of Houston, TX, two long time Pittsburgh, Pa. operators, and companies controlled by several former senior major oil company executives.  All participants in the Project have also agreed to prepay their share of the costs.

The request for the prepayment of the entire exploration costs was made by the Operator, Keystone Oil Company of Dallas, TX and the project manager, Brammer Engineering of Shreveport, La. to secure a drilling rig promptly and sign up a turnkey drilling contract with a major American drilling company without further increase in costs. The funds sent by the Company will be held in an escrow account with AmSouth Bank, Birmingham, AL, and will be released by the project manager against the actual work from time to time.

Site preparation work has already commenced and a spud date will be announced shortly once availability of a drilling rig is determined. The initial well, Placide Richard et. al. No. 1, scheduled for 15,300 feet total depth, should reach target depth in about 60 days after spud.  The zones to be tested by the initial well have possible reserves of up to 50 BCFE.

Mr. Kam Shah, CEO, commented, “We now expect drilling work on the Project to start very soon.  The operators have an excellent history of success and much experience in Louisiana. The Project is fully funded by us without incurring any debt or further diluting our shareholder equity.”

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects.

Bontan currently has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, contact Kam Shah, CEO and CFO, at 416-860-0175.   Visit www.bontancorporation.com for more information.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200. Visit www.currentcapital.com for additional information.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.